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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                            Foamex International Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123104
                  --------------------------------------------
                                 (CUSIP Number)


                             Sandip S. Khosla, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 13, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)
                               Page 1 of 10 pages

-----------------------
  CUSIP No. 344123104
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               4,870,283
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               4,870,283

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           4,870,283

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           19.8%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------

                               Page 2 of 10 pages

-----------------------
  CUSIP No. 344123104
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [X]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               4,870,283
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               4,870,283

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           4,870,283

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           19.8%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------

                               Page 3 of 10 pages

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                            FOAMEX INTERNATIONAL INC.


     The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs", and, together with GS Group, the "Filing Persons")/1/ hereby amend and supplement the statement on Schedule 13D filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Foamex International Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 1 thereto filed July 21, 2006 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this
Schedule 13D, to beneficially own from time to time Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 2 is being filed to report that on October 13, 2006, Goldman Sachs, the Company and others entered into the Equity Commitment Agreement, as described herein.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               Page 4 of 10 pages

Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Funds for shares of Common Stock which may be deemed to be beneficially owned by the Filing Persons came from the working capital of Goldman Sachs.

     No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on
Schedule I hereto, during the period from August 14, 2006 through October 13, 2006.


Item 4 is hereby amended as follows:

Item 4.  Purpose of the Transaction.
         ---------------------------

     As previously reported, an ad hoc equity committee of certain holders of equity securities in the Company (the "Ad Hoc Committee") has been formed in connection with the Company's bankruptcy proceedings. The Ad Hoc Committee is comprised of D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Management, LLC, Par IV Capital Management LLC and Paloma International L.P. (collectively, the "Ad Hoc Committee Members"), with Goldman Sachs acting as an observer. The Ad Hoc Committee Members and Goldman Sachs (together with the Ad Hoc Committee Members, the "Equityholders") may be deemed to be members of a group within the meaning of Rule 13d-5(b) with respect to its interests in equity securities of the Company.

     According to the Company's most recent quarterly report on Form 10-Q for the period ended July 2, 2006, filed on September 5, 2006 (the "10-Q"), the total number of outstanding Common Stock, as of August 25, 2006, was 24,564,062 shares. As previously set forth in Schedules 13D filed separately by the Equityholders, the aggregate number of shares of Common Stock beneficially owned by the Equityholders is approximately 13,828,209 shares, assuming the conversion of the preferred stock beneficially owned by D. E. Shaw Laminar Portfolios, L.L.C.

     On October 13, 2006, the Equityholders or certain of their affiliates (collectively, the "Significant Equityholders") and the Company entered into an Equity Commitment Agreement (the "Equity Commitment Agreement). The following summary of the Equity Commitment Agreement is not a complete description of the agreement and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

     Pursuant to the Equity Commitment Agreement, and subject to the terms and conditions thereof (including approval by the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court")), the Company shall conduct a rights offering (the "Rights Offering") in conjunction with and pursuant to a plan of reorganization (in form and substance reasonably acceptable to the Significant Equityholders, the "First Amended Plan") to generate gross proceeds of $150 million (the "Rights Offering Amount"). Under the Rights Offering, each holder of Common Stock in the Company would be offered the right to purchase up to 2.56 shares of Common Stock (the "Additional Common Stock") in the Reorganized Company (as defined in the Equity Commitment Agreement) for each share of Common Stock owned by such holder in exchange for a cash payment equal to $2.25 per share (the "Additional Common Stock Purchase Price") and each holder of preferred stock in the Company would be offered the right to purchase up to 255.78 shares of Additional Common Stock for each share of preferred stock owned by such holder in exchange for a cash payment equal to the Additional Common Stock Purchase Price per share.



                               Page 5 of 10 pages

     The Equity Commitment Agreement further provides that the Significant Equityholders shall enter into a Put Option Agreement (as defined in the Equity Commitment Agreement) pursuant to which the Significant Equityholders will sell a put option (the "Put Option") under which the Company may require the Significant Equityholders to purchase New Preferred Stock (as defined in the Equity Commitment Agreement) in the Reorganized Company in the event that existing stockholders do not exercise all of their rights and purchase shares of Additional Common Stock pursuant to the Rights Offering. In addition, as a condition precedent to the Significant Equityholders' obligations under the Put Option, the First Amended Plan shall provide that the Company shall sell a call option (the "Call Option") under which the Significant Equityholders would have the option to purchase shares of Additional Common Stock at a per share price equal to the Additional Common Stock Purchase Price for each right that is not exercised under the Rights Offering, up to a maximum aggregate purchase price of the Rights Offering Amount less the amount of proceeds generated by the Rights Offering. The First Amended Plan shall also provide that Call Option Premium (as defined in the Equity Commitment Agreement) in the amount of $2.0 million is payable by the Significant Equityholders to the Company unless either (i) a Termination Event (as defined in the Equity Commitment Agreement) occurs or (ii) the Company agrees to enter into a Competing Transaction (as defined in the Equity Commitment Agreement). The Put Option would not be exercisable in the event that the Significant Equityholders exercised the Call Option as is to be set forth in the First Amended Plan.

     In consideration for the Put Option, and subject to Bankruptcy Court approval, the Company will pay the Significant Equityholders an aggregate option premium of up to $9.5 million in immediately available funds (the "Put Option Premium"), payable in the following manner: (i) $2.0 million shall be paid no later than three (3) business days after the Bankruptcy Court enters an order approving the Equity Commitment Agreement; (ii) $2.5 million shall be paid on the date that the Bankruptcy Court enters an order approving a Competing Transaction; (iii) $5.5 million shall be paid upon the occurrence of certain
Termination Events (as defined and set forth in the Equity Commitment Agreement); and (iv) $7.5 million shall be paid on the Effective Date (as defined in the Equity Commitment Agreement) of the First Amended Plan if the Equity Commitment Agreement is not otherwise terminated earlier and remains in full force and effect.

     If the transactions contemplated by the Equity Commitment Agreement are consummated, the Company shall utilize the proceeds of the sale of the Additional Common Stock and the New Preferred Stock, as the case may be, to fund payments under the First Amended Plan, to pay the expenses of the Rights Offering, to pay the balance of the Put Option Premium that becomes due and payable on the Effective Date and to fund the Reorganized Company's working capital requirements on the Effective Date.

     In addition, on October 13, 2006, the Significant Equityholders entered into an agreement (the "Pro Rata Agreement") providing that the rights and obligations among the Significant Equityholders in connection with the Equity Commitment Agreement (including, without limitation, with respect to the Put Option and the Call Option) shall be apportioned among the Significant Equityholders in the following manner: D. E. Shaw Laminar Portfolios, L.L.C. (41.4%); Goldman, Sachs & Co. (35.2%); Sigma Capital Associates, LLC (16.6%); Par IV Master Fund, Ltd. (3.4%); and Sunrise Partners Limited Partnership (3.4%). The above description of the Pro Rata Agreement is not a complete description and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

     Goldman Sachs has met, and reserves the right to continue to meet, with the Company's board of directors, management and advisers from time to time to discuss the Company's business and reorganization plan under Chapter 11, its prospects and strategies, as well as various financing and structuring alternatives that may be available. Goldman Sachs may work with the Company and/or the Company's advisors, other equityholders, creditors and other constituents to develop plans or proposals for the Company, including, without limitation, the First Amended Plan. These plans or proposals may involve or relate to one of more of the matters described in this Item 4 of this Schedule 13D.



                               Page 6 of 10 pages

Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of October 13, 2006, Goldman Sachs may be deemed to have beneficially owned directly an aggregate of 4,870,283 shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs, representing in the aggregate approximately 19.8% of the shares of Common Stock reported to be outstanding as disclosed in the Company's 10-Q.

     As of October 13, 2006, GS Group may be deemed to have beneficially owned indirectly an aggregate of 4,870,283 shares of Common Stock beneficially owned directly by Goldman Sachs described above, representing in the aggregate approximately 19.8% of the shares of Common Stock reported to be outstanding as disclosed in Company's 10-Q.

     In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto may be deemed to have beneficially owned any shares of Common Stock as of October 13, 2006 other than as set forth herein.

     (c) No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on
Schedule I hereto, during the period from August 14, 2006 through October 13, 2006.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Securities of the Issuer.
         --------------------------------------------------------

     The Equity Commitment Agreement (including Exhibits A, B and C attached thereto) and the Pro Rata Agreement are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit No.       Exhibit
-----------       -------

  99.4 Equity Commitment Agreement, dated as of October 13, 2006, among Goldman Sachs, D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd., Sunrise Partners Limited Partnership and the Company

  99.5 Pro Rata Agreement, dated as of October 13, 2006, among Goldman Sachs, D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd. and Sunrise Partners Limited Partnership



                               Page 7 of 10 pages

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 17, 2006

                                THE GOLDMAN SACHS GROUP, INC.


                                By:/s/ Roger S. Begelman
                                   ----------------------------------------
                                Name:  Roger S. Begelman
                                Title: Attorney-in-fact



                                GOLDMAN, SACHS & CO.


                                By:/s/ Roger S. Begelman
                                   ----------------------------------------
                                Name:  Roger S. Begelman
                                Title: Attorney-in-fact



                               Page 8 of 10 pages

                                   SCHEDULE II
                                   -----------


     In November 2002, the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman, Sachs & Co. ("Goldman Sachs"), consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.



                               Page 9 of 10 pages

                             -----------------------


     On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and
(ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of
Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

     On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

     In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.



                               Page 10 of 10 pages